 Filed pursuant to 424(b)(4)
Registration No. 333-298370

Prospectus

22,550,000 Shares

Alliance Laundry Holdings Inc.

Common Stock

BDT Capital Partners, LLC (“BDTCP”) and its affiliated investment funds (collectively, our “principal stockholder”), are selling shares of our common stock in this offering. Our principal stockholder is an affiliate of BDT & MSD Partners, LLC (“BDT & MSD”), one of the underwriters in this offering.

We intend to purchase from the underwriters 3,298,704 shares of our common stock at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder (the “Share Repurchase”). The underwriters will not receive any compensation for the shares of our common stock being repurchased by us. The completion of the Share Repurchase is conditioned upon the completion of this offering.

Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “ALH.” On August 18, 2026, the closing price of our common stock as reported on the NYSE was $24.00 per share.

After the consummation of this offering and the Share Repurchase, we expect to continue to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 of this prospectus and the risk factors in the documents incorporated by reference herein to read about factors you should consider before buying shares of our common stock.

	Per Share	Total(1)
Public offering price	$23.50	$452,405,456.00
Underwriting discount (2)	$.7638	$14,704,139.88
Proceeds, before expenses, to our principal stockholder	$22.7362	$437,701,316.12

(1)

The shares of our common stock that we expect to repurchase from the underwriters pursuant to the Share Repurchase will be repurchased at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder and are excluded from the calculation of the Total column.

(2)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters. The underwriters will not receive any discount or commission on the shares of our common stock that we expect to repurchase from the underwriters in the Share Repurchase.

This is a firm commitment underwritten offering. The underwriters may also exercise their option to purchase up to an additional 3,382,500 shares from our principal stockholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover sales of additional shares by the underwriters. We will not receive any proceeds from the sale of our common stock pursuant to any exercise of the underwriters’ option to purchase additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about August 20, 2026.

BofA Securities                                         J.P. Morgan

Baird	BDT & MSD	BMO Capital Markets	Citigroup	Goldman Sachs & Co. LLC	Morgan Stanley	UBS Investment Bank

CIBC Capital Markets	Fifth Third Securities	PNC Capital Markets LLC

Prospectus dated August 18, 2026.

Alliance™
Laundry Systems
Every Day is Laundry Day
Speed Queen
UniMac
Huebsch
primus

We, the principal stockholder and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us. We, the principal stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States, we, the principal stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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MARKET, INDUSTRY AND OTHER DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise.

Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 13, 2026 (our “Annual Report”), our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, filed with the SEC on May 12, 2026 and August 13, 2026, respectively (our “Quarterly Reports”) and our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2026, each of which is incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. Neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the Cambridge Group, US Commercial Laundry Sizing and Assessment Strategic Narrative, April 2, 2025, an independent industry publication, and other independent third-party reports.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated by reference into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks, service marks, logos and trade names that we use in conjunction with the operations of our business, including but not limited to Speed Queen, UniMac, Huebsch, IPSO and Primus. Each trademark, service mark, logo or trade name of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks, service marks, logos and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks, logos and trade names. We do not intend our use or display of other companies’ trademarks, service marks, logos or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make estimates and use assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. It is possible that actual results could differ materially from those estimates. The information reflects all normal recurring adjustments that we believe are necessary to present fairly the financial position and results of operations for all periods included. Totals and percentages may be affected by rounding.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in shares of our common stock. Before investing in shares of our common stock, you should carefully read this entire prospectus and the information incorporated by reference herein. In particular, you should review the more detailed information set forth under “Risk Factors” in this prospectus, and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report and our Quarterly Reports, each of which is incorporated by reference herein. Unless the context otherwise requires, we use the terms “Alliance Laundry Holdings,” the “Company,” the “Issuer,” “we,” “us” and “our” in this prospectus to refer to Alliance Laundry Holdings Inc. (formerly known as ALH Holding Inc.) and our consolidated subsidiaries. Share information presented below and elsewhere in this prospectus reflects a 142-for-1 forward stock split of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.

Our Company

Every Day is Laundry Day.

We are the world’s largest designer and manufacturer of commercial laundry systems, serving a diverse and resilient range of global end markets. We believe we engineer and produce the highest quality and one of the most reliable commercial laundry systems in the industry. We leverage our pure play focus on the commercial laundry industry and over 100 years of engineering excellence to drive innovation and design our equipment to deliver outstanding performance in the most demanding applications. We believe the need for clean laundry is universal and growing, and our premium machines meet this fundamental human need, all day, every day.

According to a third-party market study, the total addressable market for commercial, residential and industrial laundry systems was approximately $82 billion in 2023. Within this market, the commercial laundry systems industry generated nearly $7.4 billion in revenues during the same year. We are focused on this large and attractive commercial laundry market where our systems’ quality, durability and reliability are key strategic advantages with our channel partners, customers and end users. End users of our systems include healthcare facilities, fire stations, hotels, laundromats, communal laundry facilities and many other commercial applications where hygiene is critical. We believe the criticality of laundry equipment to these users’ operations creates a discerning customer base that appreciates the quality and economic attractiveness of highly effective and reliable equipment. We leverage our scale and focus to deliver a compelling total value proposition to this diverse customer base.

We estimate that we hold approximately 40% of the commercial laundry market in North America and have leading positions in growing markets around the world. The commercial laundry market benefits from a regular replacement cycle driven by a large base of installed machines, which provides us with an advantage as the largest incumbent manufacturer and offers us a high level of revenue consistency to support our growth ambitions. In addition, residential customers are increasingly demanding commercial-quality products for the home, and our machines represent a compelling fit for this select but growing segment of the residential market.

Commercial laundry customers view laundry systems as infrastructure to support core business operations or as revenue-generating assets. Avoidance of downtime and repair costs, as well as effective processing of large volumes of laundry, are important drivers of machine economics and help our end-customers run their businesses effectively.

As such, customers focus on total cost of ownership when making purchasing decisions, which often involve investments of hundreds of thousands of dollars.

Our systems are known for their use of high-quality materials in their construction, their build quality and the extensive testing regimen they undergo, resulting in best-in-class performance. Our culture of operational excellence and continuous improvement supports the maintenance of these exceptionally high-quality standards. As a result, we believe we offer an attractive total cost of ownership, and our customers purchase our machines because of their reliability, durability and effectiveness. This dynamic allows us to sell our products at a price premium versus competitor offerings while securing a high degree of loyalty from our customers when they need to replace a machine.

We sell our systems through an extensive global network of approximately 600 distributors and through direct sales channels in certain key markets. Distributors are a critical part of the commercial laundry market as they are frequently the first point of contact for end-customers and are highly influential in educating those customers about equipment features and highlighting the key factors in making a purchasing decision. We have valuable and difficult-to-replicate relationships with our distributors that have been built over decades. Approximately 94% of our North American distributors have been with the Company for ten years or more. Our distribution partners often see us as the vendor of choice given our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel. Our direct sales channel complements our distribution network by bringing us closer to end-customers and enhancing strategic flexibility, particularly in select markets that we believe represent significant growth opportunities.

We operate through two geographic reporting segments with our North America segment representing 74% and 75% of our year-end 2025 and first half 2026 revenue, respectively, and our International segment representing the remaining 26% and 25%, respectively. Our historical financial performance has benefited from consistent and predictable growth at attractive margins, and we have a strong cash generation profile accompanied by minimal capital expenditure requirements given our well-invested manufacturing footprint. For the twelve-month period ended December 31, 2025 and the six-month period ended June 30, 2026, respectively, our net revenue was $1.7 billion and $903.6 million, net income was $101.8 million and $125.6 million (with a net income margin of approximately 6% and 14%), Adjusted EBITDA was $436.5 million and $242.8 million (with an Adjusted EBITDA Margin of approximately 26% and 27%) and capital expenditures were approximately 3% and 1.5% of net revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” to our Annual Report and Quarterly Reports, each of which is incorporated by reference herein regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, and a reconciliation of these measures to their most directly comparable financial measure calculated in accordance with GAAP.

Our Industry

The commercial laundry systems industry, which, according to a third-party market study, generated nearly $7.4 billion in revenues in 2023, is comprised of three core end markets that cover the products and services the Company provides:

•	On-Premise Laundry (“OPL”): Businesses or institutions that process large volumes of laundry in support of their core business, including healthcare facilities, fire stations and hotels;

•	Vended Businesses: Laundromats and communal laundry operators, that operate commercial systems for end users who pay for use; and

•	Commercial In-Home: Residential consumers who pay a premium to have the reliability and effectiveness of commercial systems in their homes.

On-Premise Laundry

OPLs are operated by end users in a wide range of distinct sectors, including healthcare facilities, fire stations, hotels and any other sector where clean laundry is critical to supporting the end user’s core business. Ultimately, if the laundry systems of OPL customers are not functioning, their businesses cannot operate.

User requirements in this segment vary significantly in terms of load capacities, cycle times, water efficiency and other features, some of which can be driven by regulation or other policies. For example, the ability to sterilize large volumes of linens in healthcare and the ability to wash highly specialized firefighting gear are both critical to health and safety but also require distinct capabilities. OPLs choose commercial laundry systems based on ability to meet these specific industry requirements, as well as total cost of ownership, manufacturer reputation and reliability.

Vended Businesses

The Vended businesses market includes laundromat businesses and communal laundry operators, which manage laundry facilities in apartments, universities and other institutions. Both laundromats and communal laundry operators utilize a pay-per-use model to generate revenue, meaning if their laundry systems are down, they lose the ability to generate revenue and will need to incur additional costs to get back up and running. As such, reliability and durability are key purchasing criteria to minimize equipment downtime and the need for costly repair visits.

The laundromat market in North America represents a large installed base, estimated to be 1.1 million machines in the United States alone, according to a third-party market study. A significant portion of the installed base is replaced each year, generating a large and attractive recurring revenue stream where market position, scale, incumbency, product reliability and brand reputation are important to retain and gain market share as machines are replaced.

In developed laundromat markets there is a secular shift away from traditional sole proprietor models to professionalized operators managing multi-site operations. These professional operators are upgrading and expanding store formats, adding higher capacity machines and leveraging digital tools to earn more revenue per store. In addition to the shifting operating models for laundromats in developed markets, many emerging economies are in the early stages of laundromat penetration, representing a significant opportunity for future growth.

Communal laundry facilities are managed primarily by operators who purchase, own, install and service the equipment under contracts with property owners or management companies. Sophisticated route operators with multiple locations are increasingly seeking technology, such as remote monitoring and digital control, to unlock cost savings and other operating efficiencies. Internationally, high-density metropolitan regions are seeing growth in multi-unit housing with small sized living units, driving demand for communal laundry facilities.

Commercial In-Home

The Commercial In-Home market is comprised of households and individual users who purchase commercial units to meet their reliability, quality and heavy-duty laundry needs.

In-home customers have become increasingly frustrated with traditional residential machines, which are typically sold based on lowest price or most features, but have lower-quality construction mainly comprised of plastic materials. Frustration with traditional residential machines is generating strong demand for commercial systems from customers who are willing to pay a premium for high quality, durable, reliable and long-lasting laundry systems.

Our Competitive Strengths

We Offer a Premier Portfolio of Commercial Laundry Systems

In commercial laundry, product and service quality are critical. Our systems are engineered for efficiency, reliability and long-lasting performance to ensure these high standards are met. This starts in our engineering department where we have designed and developed features that improve the durability, reliability and utility of our systems, and extends through to the quality of our materials and manufacturing. Our services are comprehensive and add value to customer operations, starting with site selection, design and financing, and extending through the lifecycle with genuine parts, technical support and warranties. As a result, we have tremendous customer allegiance and brand loyalty.

Our Unparalleled Scale is Advantageous

In our commercial end markets, we are approximately two times larger than the next competitor, and in total have an estimated installed base of eight million units, which we calculate assuming a ten-year average useful life of our products, across approximately 150 countries. As a result, there is a sizeable ecosystem of operators, technicians and users of our equipment who interact with our systems every day, resulting in highly sticky relationships. Our installed base also helps to generate sizeable replacement cycle tailwinds as customers upgrade their Alliance systems over time. Moreover, it allows us to support a scaled research and development and manufacturing effort, investing in engineering advancements that meaningfully improve the customer value proposition.

We Have a Global Manufacturing Footprint and Rigorous Testing Capabilities

We operate six strategically located facilities globally and we believe we are the only manufacturer that produces commercial equipment across North America, Europe and Asia Pacific. This “local for local” strategy delivers supply chain resiliency and strengthens our cost position. Our manufacturing footprint spans approximately 2.7 million square feet and our facilities have significant vertical integration, which enables greater control over the manufacturing process. The quality control process within our facilities is world-class and includes AI-powered defect monitoring, tests on 100% of machines produced and randomized audits, including full teardowns of finished products. We maintain approximately 800 dedicated testing bays, and we have ‘24x7’ testing capability across the globe, a critical capability that supports our mission to offer the highest quality products in the industry.

We Employ a Tailored Go-to-Market Strategy with Established Channel Relationships

Our success is enabled by our global channel partner network and direct sales channels. We have built a hard-to-replicate network of approximately 600 independent distributors worldwide that sell into approximately 4,000 independent retail locations. Our relationships with many of our distributors and their sales teams and technicians are long-standing, and we continue to invest in resources to assist them with training, which results in a deep understanding of our technology and trust in our systems. Our channel partners are also structurally incentivized to sell our systems because end-consumers value our products’ superior total cost of ownership metrics and our partners benefit from our products’ attractive economics. We supplement our expansive independent distribution and retail network with our direct sales offices and direct sales to communal laundry operators to enhance strategic flexibility and access underpenetrated markets.

We Have a Proven Track Record of Innovation and Application Engineering Expertise

Innovation is a core focus of our business and we have a history of developing industry-leading products and digital tools that address the specific needs of our customers. In 2025, we advanced this track record with several launches. We introduced Scan-Pay-Wash, a cashless payment technology that enables consumers to pay at the machine without downloading an app. We launched the T55 Stacked Tumbler, which we believe to be the industry's largest stacked dryer at 55 pounds of capacity, providing laundromat owners with an additional tool to drive greater per-store revenue. We also launched Stax-X, a combined washer-extractor and tumble dryer designed for regional markets and the first product fully developed at our engineering facility in Thailand, consistent with our local-for-local manufacturing strategy. Alongside these launches, we continue to expand ProCapture, our Cyclonic Filtration technology which captures over 90% of lint on first-run drying cycles—compared to approximately 63% in traditional machines—helping reduce maintenance frequency, lower labor costs and mitigate operational risks from lint buildup in high-usage environments. We complement our equipment innovation with a proprietary suite of digital tools that simplify operations and maximize profitability for multi-store laundromat owners and communal laundry room operators. Our integrated platform enables customers to remotely adjust pricing, process payments, monitor machine usage and identify maintenance needs in real time. Ultimately, these innovations, tailored to the distinct application requirements of our customers, strengthen relationships and drive long-term value across our ecosystem.

We Have Demonstrated Consistent Best-in-Class Financial Performance

Alliance has demonstrated exceptional performance over time, with a revenue compound annual growth rate of approximately 9.7% over our fifteen most recent fiscal years, as well as a net income margin in 2025 of approximately 6% and an Adjusted EBITDA Margin in 2025 of approximately 26%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” included in our Annual Report which is incorporated by reference herein, regarding our use of Adjusted EBITDA Margin, which is a non-GAAP financial measure, and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP. Our consistent financial performance through economic cycles is due to the mission-critical nature of our products, our focus on operational excellence, the reliability of replacement cycle revenue and the benefits of a diversified end market and customer base. Our operational teams drive continuous improvement and efficiency to enhance profitability, while our sales teams focus on winning high-margin customers. Our business model is capital efficient, with capital expenditures equaling on average approximately 3% of net revenue over the last three years.

We Have a Seasoned and Experienced Management Team

We are led by a team of industry veterans with decades of combined experience in the commercial laundry space. The team has fostered a customer-focused culture that has delivered exceptional and consistent financial performance through the cycle. Our leadership team has executed a number of strategic initiatives, including new product and technology launches, expansion into new international markets, acquisitions and integrations of complementary businesses and the implementation of lean manufacturing processes throughout our operations to drive greater efficiency, among others.

Our Growth Strategies

We have a long track record of growth because of the strength of our business model and organization. We intend to extend our leadership position in the market by leveraging the following growth strategies:

Maintain Relentless Focus on Product Quality to Drive Share Gains

Demand in the commercial laundry systems market is driven by the replacement cycle. We expect existing customers to continue to purchase our machines and new customers to migrate to us from our competitors at the time of replacement. Our existing customers return and we win new customers due to the performance of our machines over their life cycles, which require fewer expensive maintenance events and offering greater uptime over a longer operating life. In a poll of industry customers, equipment performance was ranked as the most important purchasing factor.

Continue to Develop Innovative Products to Accelerate the Replacement Cycle

Given our scale and focus, we have been able to make significant investments in the development of new technologies and capabilities that accelerate the replacement cycle of our machines. Between 2021 and 2025, we spent over $115 million on research and development. The engineering advancements resulting from this investment have real utility to our customers, improving performance and accelerating the replacement of existing systems.

Support the Ongoing Evolution of the Laundromat Market

We believe there is a compelling shift underway in the laundromat industry as sophisticated, commercially-focused investors revamp store designs and the laundromat user experience. Leveraging our unparalleled scale, we will continue to support this new class of entrepreneurs to build and expand their businesses across multi-site operations with larger store footprints and larger capacity machines. We are well positioned to capitalize on this trend, offering a full suite of set-up services, including: site selection, design, operator training and equipment financing, which enable operators to scale faster. Additionally, our comprehensive digital platform enables management of multi-site operations and lowers operational cost through remote monitoring, digital payments and data-driven decision making.

Serve Growing Demand for Commercial Machines from Commercial In-Home Customers

We believe there is an exciting opportunity to significantly expand our share in the residential market, as demand for our commercial laundry systems is growing from users who are becoming increasingly frustrated with lower quality residential machines. We serve this market with commercial machines, generating commercial-like margins and satisfying the demands of homeowners that are focused on reliability and total cost of ownership.

Penetrate and Develop High-Potential International Markets

The global commercial laundry industry remains underpenetrated in many regions, presenting meaningful long-term growth opportunities. We focus on high-potential geographies where structural trends—such as rising GDP, population growth, urbanization, increasing household income, and evolving lifestyles—point to growing demand for commercial laundry solutions. In these markets, our local teams help to establish and scale the commercial laundry ecosystem. For example, in Thailand, we provided operational training, digital tools and other support to local laundromat entrepreneurs to accelerate the creation of the laundromat industry.

Drive Consistent Operational Improvements to Further Expand Margins

We intend to further expand margins through the continued implementation of cost-down initiatives and an ongoing focus on operational excellence. We will build on our demonstrated track record of durable margin improvement through several initiatives, including: monitoring our global supply chain to identify raw material cost saving opportunities, enhancing labor efficiency by optimizing plant operations, further automating our manufacturing facilities to improve productivity, leveraging our engineering capabilities to develop more cost effective products and eliminating component redundancy.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition and results of operations, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. You should consider these risks before making a decision to invest in shares of our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus and in our Annual Report, which is incorporated by reference herein. The following is a summary of some of the principal risks we face:

•	Risks Relating to Our Business.

◦	We operate in a competitive market and the introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

◦	Our business depends on the performance of our third-party distributors, route operators and suppliers who are subject to additional risks that are beyond our control, including those that could harm our business, financial condition and results of operations.

◦	We do not have long-term purchase commitments from our distributors, suppliers and retailers and may have to rely on distributor, supplier and retailer forecast in making production decisions.

◦	Price fluctuations or shortages of raw materials could adversely affect our operations.

◦	We face inventory risk caused by inherent uncertainty in inventory forecasting and production planning.

◦	We depend on suppliers, including single-source suppliers and, in certain cases, sole-source suppliers, to consistently supply us with components for our products.

◦	Global economic downturns could negatively impact our suppliers and customers.

◦	Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers, increase our costs or negatively impact our results and market share.

◦	Our financing programs to end-customers expose us to additional risks.

◦	Past growth may not be indicative of future growth.

◦	We may encounter certain risks and incur certain expenses when implementing our business strategy to continue to grow our international business, particularly in emerging markets. We are also adversely affected by ongoing international conflicts and related disruptions in the global economy.

◦	We are exposed to the risk of foreign currency fluctuations.

◦	The costs and difficulties of acquiring and integrating complementary businesses and technologies.

◦	A decline in future operating performance could result in impairment of goodwill or other intangible assets, which could have a material adverse effect on our financial condition, results of operations or cash flows.

•	Risks Relating to Government Regulation and Litigation.

◦	Our international operations require us to comply with applicable trade, export controls and foreign anti-corruption laws and regulations of the U.S. government and various other countries.

◦	Tariffs and other trade restrictions could adversely affect our business and financial results.

◦	We could incur costs in complying with environmental health and safety (“EHS”) laws and regulations.

◦	The risks related to environmental, social and governance (“ESG”) and sustainability laws, regulations, policies and initiatives.

◦	Energy efficiency, water usage standards and product-related standards could adversely affect our industry.

◦	We are subject to risks of future legal proceedings.

◦	Changes in accounting standards may adversely affect us. Our business may be impacted by new or changing tax laws or regulations or by how judicial authorities apply tax laws.

•	Risks Relating to Intellectual Property Matters.

◦	Failure to adequately protect our intellectual property rights may have a material adverse effect on our results of operations or our ability to compete.

◦	Failure to protect the confidentiality of our trade secrets or other proprietary information could harm our business, financial condition, results of operations and competitive position.

◦	If our trademarks, trade names and domain names are not protected, maintained and enforced, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

◦

We may become involved in legal proceedings to enforce intellectual property rights or relating to allegations that we have infringed third party intellectual property rights, the outcome of which would be uncertain and could be costly,

time-consuming, and have a material adverse effect on our business.

•	Risks Relating to Data Compliance, Cybersecurity and Artificial Intelligence.

◦	Protection of our data involves risks regarding potential failure to comply with data privacy and security laws, regulations and other obligations, which could harm our business.

◦	Protection of our data involves risks regarding security incidents that could harm our business.

◦	Our use of AI technologies may not be successful, which may adversely affect our reputation and business.

•	Risks Relating to Indebtedness.

◦	Our credit agreements and other financing arrangements contain covenants, financial tests, and other restrictions that may limit our ability to operate and grow our business; failure to comply could result in default, acceleration, or increased borrowing costs and reduced liquidity.

◦	Interest rate volatility, including changes in SOFR or other benchmark rates, could increase our interest expense; any hedging strategies may be costly and may not fully mitigate this exposure.

•	Risks Relating to Our Common Stock.

◦	We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms, if at all, and such additional capital and other equity issuances we make may cause dilution to existing stockholders.

◦	Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them, and you could lose all or part of your investment as a result.

◦	Future sales, or the perception of future sales, by us or our existing stockholders of a substantial amount of our common stock in the public market could cause the price of our common stock to fall.

◦	Our principal stockholder currently controls the direction of our business. Our principal stockholder’s interests in our business may conflict with the interests of our other stockholders, and we are a controlled company under the governance standards of the NYSE.

◦	The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

•	Risks Relating to our Organizational Structure.

◦	Some provisions of Delaware law, our Stockholders Agreement and our amended and restated certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our common stock.

Our History

Our business began in 1908 in Ripon, Wisconsin when we introduced a hand-operated washer to the marketplace. Industry leading features were introduced under the Speed Queen brand with the introduction of stainless steel wash tubs in 1938 and automatic washers and dryers in 1952. The spirit of innovation, quality and reliability persists to this day. We manufacture durable products with high-quality steel that are meticulously tested and augmented by novel technologies. More recently, we introduced our pioneering ProCapture lint capture technology in 2023 and have developed our digital platform that can be leveraged across our brands to monitor product performance, business revenues and provide fleet management efficiencies, among other benefits. We sell our highly engineered products across a portfolio of five strategic brands: Speed Queen (which, according to a third-party market study, has the highest Net Promoter Score in North America), Huebsch, UniMac, IPSO and Primus.

Principal Stockholder

On August 31, 2015, our principal stockholder, members of our management and certain other institutional investors (the “Minority Investment Institutional Co-Investors”) indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings (the “BDTCP Transaction”). Since the BDTCP Transaction, our principal stockholder has continued to consist of funds affiliated with BDT & MSD, a merchant bank with an advisory and investment platform built to serve the distinct needs of business owners and strategic, long-term investors. Its funds are managed by its affiliated investment advisers, BDTCP and MSD Partners, L.P.

Upon the completion of this offering, our principal stockholder, who is also the selling stockholder, will control approximately % of the combined voting power of our outstanding common stock (or % if the underwriters exercise in full their option to purchase additional shares from the principal stockholder). We will therefore continue to be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

Corporate Information

Our principal executive office is located at 221 Shepard Street, Ripon, Wisconsin 54971 and our telephone number is (920) 748-3121. Our website address is www.alliancelaundry.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

Share Repurchase

We intend to purchase from the underwriters 3,298,704 shares of our common stock at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder. The underwriters will not receive any compensation for the shares of our common stock being repurchased by us. We intend to fund the Share Repurchase using cash on hand.

The closing of the Share Repurchase will be concurrent with the closing of this offering. The completion of the Share Repurchase is conditioned upon the completion of this offering. We cannot assure you that this offering or the Share Repurchase will be consummated.

The Share Repurchase was approved by a special committee of our Board of Directors. Any shares of our common stock that we repurchase in the Share Repurchase will be cancelled.

The description of and the other information in this prospectus regarding the Share Repurchase is included solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock, subject to the Share Repurchase.

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including “Risk Factors” and our consolidated financial statements in our filings incorporated by reference herein. Share information presented below and elsewhere in this prospectus, including our historical financial information, reflects a 142-for-1 forward stock split of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.

Issuer in this Offering	Alliance Laundry Holdings Inc.

Common stock offered by the principal stockholder	22,550,000 shares (or 25,932,500 shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Underwriters’ option to purchase additional shares of common stock Share Repurchase

The principal stockholder has granted to the underwriters a 30-day option from the date of this prospectus to purchase up to an additional 3,382,500 shares of our common stock. Such shares are offered by the principal stockholder at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

We intend to purchase from the underwriters 3,298,704 shares of our common stock at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder. We intend to fund the Share Repurchase using cash on hand. The closing of the Share Repurchase will be concurrent with the closing of this offering. The repurchased shares of common stock will be canceled and no longer be outstanding after this offering. The completion of the Share Repurchase is conditioned upon the completion of this offering. We cannot assure you that this offering or the Share Repurchase will be consummated. See “— Share Repurchase.”

Common stock to be outstanding immediately after this offering and the Share Repurchase	195,490,392 shares.

Common stock to be held by the principal stockholder after this offering and the Share Repurchase	118,201,696 shares (or 114,819,196 shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Use of proceeds	The principal stockholder will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any of the proceeds from the sale of common stock offered by the principal stockholder, including any common stock sold pursuant to any exercise by the underwriters of their option to purchase additional shares. See “Use of Proceeds.”

Controlled company

Upon the completion of this offering and the Share Repurchase, our principal stockholder, who is also the selling stockholder, will control approximately 60.5% of the combined voting power of our outstanding common stock (or 58.7% if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

As a result, we will continue to be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

Dividend Policy	We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions. See “Dividend Policy.”

Conflict of Interest

BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of our principal stockholder. In addition, BDT & MSD has previously provided placement and other financial advisory services to Alliance Laundry Holdings, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services.

As a result, BDT & MSD is deemed to have a “conflict of interest” under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with Rule 5121(a)(1) of FINRA’s Conduct Rules. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Further, a prominent disclosure of this conflict of interest has been included in this prospectus. BDT & MSD will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Risk factors	You should read the “Risk Factors” section and the other information included in this prospectus and the risk factors in our Annual Report incorporated by reference herein, for a discussion of the factors to consider before deciding to invest in shares of our common stock.

Stock exchange symbol	“ALH”

The number of shares of our common stock that will be outstanding after this offering and the Share Repurchase is based on shares of common stock outstanding as of August 12, 2026 and excludes:

•	6,820,042 shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding under the Alliance Laundry Holdings Inc. 2015 Stock Option Plan (the “2015 Stock Option Plan”) as of August 12, 2026, with a weighted-average exercise price of $7.49 per share;

•	12,539,812 shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Omnibus Incentive Compensation Plan (the “2025 Plan”);

•	704,298 shares of our common stock issuable upon vesting and settlement of restricted stock unit (“RSU”) awards and up to 1,558,684 shares of our common stock issuable upon vesting and settlement of performance share unit (“PSU”) awards outstanding under the 2025 Plan; and

•	3,937,716 shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Employee Stock Purchase Plan (the “ESPP”).

The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information, are presented only on a historical basis but reflect the 142-for-1 forward stock split effected on September 26, 2025 on a retroactive basis for all periods.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 are derived from audited consolidated financial statements of Alliance Laundry Holdings Inc. and the accompanying notes that are included in our Annual Report, incorporated by reference herein. We have derived the selected consolidated statement of operations data for the six months ended June 30, 2026 and 2025 from our unaudited condensed consolidated financial statements included in our Quarterly Report, incorporated by reference herein. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements.

The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period. The summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference herein. The information in this section gives retroactive effect to the 142-for-1 forward stock split effected on September 26, 2025.

Consolidated statements of operations data:

	For the Six Months Ended		For the Year Ended
(in thousands, except per share data)	June 30, 2026	June 30, 2025	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Net revenues	$903,642	$836,757	$1,709,237	$1,508,440	$1,365,154
Costs and expenses	556,557	517,547	1,067,133	957,189	892,062
Gross profit	347,085	319,210	642,104	551,251	473,092
Total operating expenses	157,631	150,877	324,738	267,238	237,408
Operating income	189,454	168,333	317,366	284,013	235,684
Interest expense, net	35,697	84,288	150,501	132,001	123,397
Other expenses/(income), net	(6,463)	20,908	28,831	28,563	7,832
Income before taxes	160,220	63,137	138,034	123,449	104,455
Provision for income taxes	34,635	14,874	36,279	25,130	16,226
Net income	$125,585	$48,263	$101,755	$98,319	$88,229

Net income per share attributable to common stockholders:
Basic	$0.63	$0.28	$0.57	$0.58	$0.52
Diluted	$0.62	$0.28	$0.56	$0.56	$0.51
Weighted average number of common shares outstanding
Basic	198,222	170,671	177,002	170,591	171,087
Diluted	203,420	174,763	181,443	174,331	173,642

Consolidated balance sheets data:

(in thousands)	June 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Assets
Total current assets	$747,208	$675,882	$668,157
Total assets	$2,946,898	$2,885,888	$2,832,105
Liabilities and Stockholders’ Equity
Current liabilities	$522,022	$484,326	$478,665
Long-term debt, net	$1,241,167	$1,354,636	$2,034,545
Asset backed borrowings - owed to securitization investors	$444,745	$424,406	$382,910
Total liabilities	$2,444,283	$2,493,770	$3,109,433
Stockholders’ equity/(deficit)	$502,615	$392,118	$(277,328)
Total liabilities and stockholders’ equity/(deficit)	$2,946,898	$2,885,888	$2,832,105

Non-GAAP Financial Measures

We regularly review non-GAAP measures to evaluate our business, measure our performance and manage our operations, including identifying trends affecting our business, formulating business plans and making strategic decisions. We believe that non-GAAP measures provide an additional way of viewing aspects of our operations that, when viewed together with our GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. Non-GAAP financial measures should be considered a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.

“Adjusted EBITDA” represents net income before provision for income taxes, interest expense, depreciation and amortization and is further adjusted to exclude certain expenses not representative of our ongoing operations and other charges not involving cash outlays and “Adjusted EBITDA Margin” represents Adjusted EBITDA divided by net revenues. Management utilizes Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance. Management believes that these non-GAAP financial measures are useful to investors for period-to-period comparisons of the Company’s business and in understanding and evaluating the Company’s operating results. In evaluating these metrics, investors should be aware that in the future we may incur expenses similar to those eliminated in this presentation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures and Key Operating Metrics-Adjusted EBITDA and Adjusted EBITDA Margin” included in our Annual Report and Quarterly Reports, each of which is incorporated by reference herein for further information on our use of non-GAAP financial measures.

Non-GAAP Reconciliation

The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands except for percentages)	2026	2025	2025	2024	2023
Net income	$125,585	$48,263	$101,755	$98,319	$88,229
Provision for income taxes	34,635	14,874	36,279	25,130	16,226
Interest expense	35,697	84,288	150,501	132,001	123,397
Depreciation and amortization	44,723	45,958	93,701	90,169	88,704
EBITDA	$240,640	$193,383	382,236	345,619	316,556
Refinancing and debt related costs (1)	5	1,054	3,679	33,217	—
Share-based compensation (2)	5,403	1,771	19,779	3,263	3,343
Pension termination costs (3)	—	—	—	—	7,011
Strategic transaction costs (4)	3,221	3,044	5,627	5,803	1,083
Foreign exchange losses/(gains) on intercompany loans (5)	(6,468)	19,854	25,152	(4,654)	484
Adjusted EBITDA	242,801	219,106	436,473	383,248	328,477
Net revenues	903,642	836,757	1,709,237	1,508,440	1,365,154
Net income margin	13.9%	5.8%	6.0%	6.5%	6.5%
Adjusted EBITDA Margin	26.9%	26.2%	25.5%	25.4%	24.1%

(1)	Represents fees in connection with the Credit Agreement and predecessor credit facilities.

(2)	Non-cash expenses related to equity awards granted to management.

(3)	Expenses related to the termination and settlement of pension obligations, including settlement charges and amortization of net actuarial losses.

(4)	Comprised of professional fees, advisory services and other expenses related to the IPO, acquisitions and other strategic initiatives.

(5)	Foreign exchange losses/(gains) on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risks, and the other information contained in or incorporated by reference in this prospectus, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus, together with the financial and other information contained in and incorporated by reference into this prospectus, before you decide to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may affect our business, prospects, operating results or financial condition. If any of these risks actually occurs, our business, prospects, operating results or financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus. Our actual results could differ materially and adversely from those anticipated in the forward-looking statements as a result of certain factors, including the risks facing us.

Risks Relating to this Offering and Ownership of Our Common Stock

Our stock price may change significantly following this offering, and as a result, you may not be able to resell your shares at or above the price you paid for them, and you could lose all or part of your investment as a result.

The market price of our common stock may be highly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose all or part of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and in the “Risk Factors” section of our Annual Report incorporated by reference herein and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	an increase in our indebtedness or the interest rates applicable to our indebtedness;

•	future sales of our common stock or other securities;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural or man-made disasters and other calamities;

•	changes in general market and economic conditions in our industry or the economy as a whole; and

•	the other factors described in this “Risk Factors” and the section titled “Special Note Regarding Forward-Looking Statements.”

Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms, if at all, and such additional capital and other equity issuances we make may cause dilution to existing stockholders.

We may need to raise additional funds in the future to finance our operations or acquire complementary businesses. However, debt or equity financing may not be available to us on acceptable terms, if at all. If we do obtain capital in future offerings on a per-share basis that is less than the current price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

Further, we may in the future grant stock options and other awards to certain of our current or future officers, directors, employees and consultants under additional plans or individual agreements. The grant, exercise, vesting or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

Future sales of our common stock could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, including this offering, and the perception that these sales could occur may also depress the market price of our common stock.

Our principal stockholder is entitled, under the Registration Rights Agreement, to certain demand registration rights, including those exercised in connection with this offering. In addition, we have registered the shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals and the resale of those shares of common stock on Form S-8, which became effective upon filing. As a result, subject to the satisfaction of applicable exercise periods, the registered shares, including those issued upon exercise of outstanding stock options, will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations, to finance the growth and development of our business and to pay down debt. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. The agreements governing certain indebtedness of our subsidiaries also impose restrictions on our ability to pay dividends, and we may be further restricted from doing so by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in the Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our common stock adversely, the trading price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If any analysts cease coverage of us unexpectedly, the price and trading volume of our common stock likely would be negatively impacted. If securities or industry analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about us, the trading price of our common stock would likely decline. If analysts publish target prices for our common stock that are below the then-current public price of our common stock, it could cause the trading price of our common stock to decline significantly.

Our principal stockholder currently controls the direction of our business. Our principal stockholder’s interests in our business may conflict with the interests of our other stockholders.

Following completion of this offering, our principal stockholder will beneficially own approximately 60.5% of our outstanding common stock (approximately 58.7% if the underwriters exercise in full their option to purchase additional shares). In connection with our IPO, we entered into a stockholders agreement with our principal stockholder to govern the relationship between us and our principal stockholder, including matters related to our corporate governance, rights to designate directors and additional matters. The stockholders agreement provides that, so long as our principal stockholder beneficially owns at least 40% of the aggregate outstanding shares of our common stock, our principal stockholder may designate a majority of the nominees for election to our board of directors; so long as our principal stockholder beneficially owns at least 10% but less than 40% of the aggregate outstanding shares of our common stock, our principal stockholder will continue to retain certain designation rights under the Stockholders Agreement proportionate to its percentage ownership in our common stock. In addition, so long as our principal stockholder beneficially owns at least 25% of the aggregate outstanding shares of our common stock, our principal stockholder will have the right to appoint and remove the chairman of our board of directors and the lead independent director, if any. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock.

We have opted out of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, our principal stockholder is able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

Our principal stockholder may also have interests that differ from yours. For example, our principal stockholder, and the members of our board of directors who are affiliated with our principal stockholder, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which it becomes aware and can take any such corporate opportunity for itself or offer it to other companies in which it has an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. In addition, our principal stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that directly or indirectly compete with our business, as well as in businesses that are significant existing or potential customers.

We are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our principal stockholder controls a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group or another company, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a controlled company, we may elect in the future not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	our board of directors be composed of a majority of “independent directors,” as defined under the NYSE’s rules;

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors; and

•	our director nominees be selected, or recommended for our board of director’s selection, by a nominating and governance committee comprised solely of independent directors.

We do not intend to rely on these exemptions at this time but may decide to do so in the future. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

One of the underwriters is an affiliate of our principal stockholder and has interests in this offering beyond customary underwriting discounts and commissions.

BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of BDTCP, our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to the Company, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus it may have interests beyond customary underwriting discounts and commissions, including interests in the pricing, allocation or terms of the offering or the exercise by the underwriters of their option to purchase additional shares from the principal stockholder. This could result in decisions or actions that are not aligned with the interests of investors in this offering or that benefit BDT & MSD and our principal stockholder to a greater extent than other investors. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.

As a result, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as BDT & MSD is not primarily responsible for managing this offering, and the underwriters that are primarily responsible for managing this offering (BofA Securities, Inc. and J.P. Morgan Securities LLC) satisfy the criteria required by Rule 5121(f)(12)(E) and do not have a conflict of interest with us. However, in accordance with Rule 5121, BDT & MSD will not sell our common stock to any account over which it exercises discretionary authority without receiving written approval from the account holder. See “Underwriting (Conflicts of Interest).”

We are taking steps to comply with applicable FINRA rules and have appointed underwriters without such conflicts to manage the offering. However, we cannot provide assurance that these measures will fully mitigate the potential risks arising from this conflict of interest. As a result, investors in this offering may face additional risks related to the influence of our principal stockholder and its affiliate underwriter, including the possibility that their interests may not be fully aligned with those of other stockholders.

The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we incur significant legal, accounting, reporting and other expenses, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also incur costs associated with compliance with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE listing rules. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with the requirements to design, implement and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. Although we are required to disclose changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) until our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) commencing the year following our first annual report required to be filed with the SEC.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report.

We previously identified a material weakness in our internal control over financial reporting in connection with the preparation and audit of our financial statements as of December 31, 2024. We have remediated the previously identified material weakness as of December 31, 2025. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “target,” “potential,” “seek,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” “plan,” and other words and terms of similar meaning.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” included in this prospectus or our Annual Report incorporated by reference herein.

We discuss these risks and others in greater detail under the section titled “Risk Factors” and in our Annual Report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should read this prospectus and the documents that we incorporate by reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit our principal stockholder to resell such shares included in the section entitled “Principal and Selling Stockholder”. The principal stockholder will receive all of the net proceeds from the sale of shares of our common stock in this offering. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of shares by the principal stockholder or if the underwriters exercise their option to purchase additional shares. The principal stockholder will bear the underwriting discount attributable to their sale of our common stock, and we will bear the remaining expenses.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. See “Risks Relating to Our Indebtedness” included in our Annual Report, incorporated by reference herein and “Description of Certain Indebtedness-Credit Agreement.” We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions.

In August 2024, the Company declared and issued a special dividend (the “2024 Dividend”) to its ordinary common stockholders, which included a $841.7 million dividend to its direct stockholder, BDT Badger Holdings, LLC (“BDTBH”), through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective shares, and $58.3 million in dividends to management common stockholders. The 2024 Dividend was paid from proceeds received from borrowings under the Credit Agreement along with approximately $11 million funded from cash on our balance sheet. The 2024 Dividend was paid as a means to provide our common stockholders with a return of capital. The 2024 Dividend was made at the discretion of our Board of Directors, which took into account the economic environment, our financial condition and our consistent growth in profitability over the preceding years, as well as our expectations regarding our ability to repay borrowings under the Credit Agreement from our anticipated net cash flows.

CAPITALIZATION

The following table sets forth as of June 30, 2026, our cash and cash equivalents and capitalization:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the offering and the Share Repurchase.

The information in this table should be read in conjunction with the information presented under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and Quarterly Report, each incorporated by reference herein, and our unaudited condensed consolidated historical financial statements and the accompanying notes included in our Quarterly Report, incorporated by reference herein.

	As of June 30, 2026
(in thousands, except share amounts)	Actual	As Adjusted
Cash and cash equivalents	$159,467	$84,467
Long-term debt (including current portion):
Term Loan	1,250,000	1,250,000
Revolving Credit Facility(1)	-	-
Asset Backed Borrowings - owed to securitization investors	641,039	641,039
Stockholders’ equity (deficit):
Common stock, $0.01 par value, 2,000,000,000 shares authorized and 198,751,901 issued and outstanding and 195,453,197 shares issued and outstanding, as adjusted	1,988	1,955
Additional paid-in capital	508,032	433,065
Accumulated deficit	(50,819)	(50,819)
Accumulated other comprehensive income	43,414	43,414
Total stockholders’ (deficit) equity	502,615	427,615
Total capitalization	$2,393,654	$2,318,654

(1) As of June 30, 2026, the Company had $245.1 million of capacity under the Revolving Credit Facility.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 12, 2026 and as adjusted to reflect the completion of this offering and the Share Repurchase, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock (including the principal stockholder);
•	each of our directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.

The number of shares and percentages of beneficial ownership before and after this offering set forth below are based on 198,789,096 shares of common stock outstanding as of August 12, 2026.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the mailing address for each stockholder listed below is c/o Alliance Laundry Systems LLC, PO Box 990, 221 Shepard Street, Ripon, Wisconsin 54971.

Our principal stockholder, BDTCP, and its affiliated investment funds are affiliates of a registered broker-dealer, BDT & MSD, an underwriter in this offering, and BDTCP has informed us that:

•	it purchased our securities in the ordinary course of business, and
•	at the time our securities to be resold were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates, to distribute such securities.

Name and address of	Shares beneficially owned prior to this offering and Share Repurchase		Common stock to be sold in this offering and Share Repurchase	Shares beneficially owned after this offering and Share Repurchase (with exercise of underwriters’ option)
beneficial owners	Number	Percent	Number	Number	Percent
5% beneficial owners:
BDT Capital Partners, LLC(1)	140,758,968	70.8%	22,550,000	114,826,468	58.7%
Directors and named executive officers:
Michael D. Schoeb(2)	10,980,146	5.5%	-	10,980,146	5.6%
Robert Calver(3)**	348,034	*	-	348,034	*
Jan Vleugels(4)	1,293,773	*	-	1,293,773	*
Joseph Hainline(5)	280,237	*	-	280,237	*
Dean Nolden(6)	220,868	*	-	220,868	*
Cody Masluk**	62,022	*	-	62,022	*
Clyde B. Anderson(7)	174,174	*	-	174,174	*
Timothy J. FitzGerald(8)	494,501	*	-	494,501	*
Phyllis A. Knight(9)	7,272	*	-	7,272	*
Narasimha Nayak(10)	11,817	*	-	11,817	*
Robert L. Verigan	-	-	-	-	-
Amanda L. Hodges(11)	7,272	*	-	7,272	*
All current executive officers and directors as a group (14 persons)(12)	14,750,799	7.4%	-	14,750,799	7.5%

*Represents beneficial ownership of less than one percent of our outstanding shares of common stock.

**Messrs. Masluk and Calver are NEOs for the purposes of this filing but are no longer executive officers of the Company. Accordingly, Messrs. Masluk and Calver and the shares beneficially owned by each, respectively, are not reflected in the directors and executive officers of the Company as a group.

(1) Represents shares wholly owned by BDTCP through the investment fund BDTBH. Byron D. Trott is the sole member of BDTP GP, LLC, which is the managing member of BDT Capital Partners, LLC, which is the sole member of BDTCP GP II, Co., which is the general partner of BDTCP GP II-A, L.P., which is the sole member of BDTCP GP II-A (DEL), LLC, which is the managing member of BDTBH. Each of BDTCP GP II-A, LP, BDTCP GP II-A (DEL), LLC, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott may be deemed to have indirect voting and investment control over the shares held by BDTBH. Voting and investment determinations with respect to the shares held by BDTBH are made by an investment committee of BDT & MSD, comprised of Byron D. Trott, Dan Jester, Gregg Lemkau, San Orr, Robert Platek, Amy Ennesser, Genevieve Hovde, Douglas Londal, Robert Verigan, Greg Olafson and Dag Skattum. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by BDTBH. Each of them disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for BDTBH, BDTCP GP II-A, LP, BDTCP GP II-A (DEL), LLC, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott is BDT & MSD, 401 North Michigan Avenue, Suite 3100, Chicago, IL 60611. Includes 7,272 restricted stock units scheduled to vest within 60 days of August 12, 2026 pursuant to an award of restricted stock units granted to Robert L. Verigan in connection with his service as a director. Mr. Verigan has automatically assigned all rights, title and interest in the restricted stock units reported herein to BDTBH.

(2) Represents shares owned by (i) Michael D. Schoeb, (ii) his spouse Michelle Schoeb, (iii) the Schoeb Family 2020 Irrevocable Trust, (iv) the Schoeb Family 2024 Irrevocable Trust FBO Claudia N. Schoeb, Cameron N. Schoeb, Chloe E. Schoeb, (v) Michael D. Schoeb Roth IRA the Privatebank and Trust Co. and (vi) 3C Ventures Holdings, LLC, of which Mr. Schoeb is manager. Includes 242,080 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026.

(3) Includes 176,112 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026.

(4) Includes 389,004 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026.

(5) Includes 116,428 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026.

(6) Includes 40,186 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026.

(7) Includes 7,272 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

(8) Includes 7,272 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

(9) Includes 7,272 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

(10) Includes 7,272 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

(11) Includes 7,272 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

(12) Includes 3,718,697 shares underlying time and performance-based stock options that are currently exercisable as of, or within 60 days of August 12, 2026 and 36,360 restricted stock units, which are scheduled to vest within 60 days of August 12, 2026.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Credit Agreement

Overview

On August 19, 2024, our subsidiary, Alliance Laundry Systems LLC (“Alliance Laundry Systems” or the “U.S. Borrower”), entered into a Credit Agreement (as amended on February 20, 2025, as further amended on February 20, 2025 (collectively, the “February Repricing Amendments”), as amended on August 21, 2025 and as further amended on August 21, 2025 (collectively, the “August Repricing Amendments” and, together with the February Repricing Amendments, the “Repricing Amendments”), the “Credit Agreement”) with Alliance Laundry Holdings LLC (“Holdings LLC”), Alliance Laundry (Thailand) Company Limited (the “Thai Borrower” and, together with the U.S. Borrower, the “Borrowers”), Citibank, N.A., as administrative agent, and the lenders and issuing banks from time to time party thereto. The Credit Agreement provides for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount of $2,075.0 million (the “Term Facility,” and the loans thereunder, the “Term Loans”), (2) a revolving credit facility with aggregate commitments of $225.0 million (the “Primary Revolving Facility,” and the loans thereunder, “Primary Revolving Facility Loans”), including a $102.2 million letter of credit sub-facility, and (3) a revolving credit facility with aggregate commitments of $25.0 million, all of which is available for letters of credit (the “Thai Baht Revolving Facility” and, together with the Primary Revolving Facility, the “Revolving Facilities” and, together with the Term Facility, the “Credit Facilities”; the loans under the Thai Baht Revolving Facility are referred to as the “Thai Baht Revolving Facility Loans”). The Term Loans are denominated in U.S. dollars, loans and letters of credit under the Primary Revolving Facility are available in U.S. dollars or Euros, and loans and letters of credit under the Thai Baht Revolving Facility are available in U.S. dollars or Thai baht.

As of June 30, 2026, the aggregate principal amount of Term Loans outstanding was $1,250.0 million. As of June 30, 2026, there was no amount drawn under the Primary Revolving Facility and there was no amount drawn under the Thai Baht Revolving Facility. On September 22, 2025, we made a voluntary repayment toward our Term Facility of $135.0 million. The net proceeds from our initial public offering along with cash on hand were used to repay $525.0 million of our indebtedness outstanding under the Term Loan on October 17, 2025. For the six months ended June 30, 2026, the Company made $115.0 million in voluntary prepayments toward the Term Facility.

Use of Proceeds

Proceeds of the Term Facility were used to refinance our then-outstanding credit facility, pay the 2024 Dividend, pay fees and expenses related thereto and for working capital and general corporate purposes. Proceeds of the Revolving Facilities are used for working capital, capital expenditures and other general corporate purposes.

Interest Rate and Fees

At December 31, 2024, prior to giving effect to the Repricing Amendments, borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.50% or the applicable base rate plus 2.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.25% or the applicable base rate plus 2.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR (each as defined in the Credit Agreement), respectively, plus, in each case, 3.25%. The foregoing interest margins were subject to certain step downs if the Company achieved specified ratios of consolidated first lien net debt to consolidated EBITDA (with certain adjustments) (“First Lien Net Leverage Ratio”).

At June 30, 2026, after giving effect to the August Repricing Amendments and the June 2026 upgrade of the Company’s credit rating by Moody’s Ratings from B2 to B1, borrowings under (i) the Term Facility bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.00% or the applicable base rate plus 1.00%, (ii) the Revolving Facilities denominated in U.S. dollars bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.00% or the applicable base rate plus 1.00%, and (iii) the Revolving Facilities denominated in Euros or Thai baht bear interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.00%.

In addition, the U.S. Borrower is required to pay a commitment fee equal to 0.250% per annum on any unused commitments under the Revolving Facilities, subject to a step up to 0.375% in the event we fail to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.

Mandatory Prepayments

The Term Loans are subject to mandatory prepayments with the proceeds of certain asset sales, insurance proceeds and debt issuances. In addition, annual mandatory prepayments of the Term Loans are required based upon a calculation of excess cash flow, subject to certain deductions.

Voluntary Prepayment

The Borrowers may, at any time and from time to time, voluntarily prepay any outstanding loans under the Credit Facilities, in whole or in part, without premium or penalty other than customary “breakage” costs with respect to Term SOFR or Eurocurrency loans, subject to a 1.00% prepayment premium in connection with certain repricing transactions in respect of the Term Facility that occur on or prior to February 23, 2026, after giving effect to the August Repricing Amendments.

Amortization and Maturity

The Term Loans amortize in equal quarterly installments of 0.25% of the aggregate initial principal amount thereof. The remaining unpaid balance, together with all accrued and unpaid interest thereon, is due and payable on or prior to August 19, 2031. As a result of voluntary prepayments totaling $710.0 million made during 2025, the future required quarterly installment principal repayments have been eliminated, and the remaining outstanding principal balance is due at maturity.

Outstanding borrowings under the Revolving Facilities do not amortize, and are due and payable on or prior to August 19, 2029.

Guarantees and Security

The obligations of the Borrowers under the Credit Agreement are guaranteed by certain of their subsidiaries and Holdings LLC (collectively, together with the Borrowers, the “Loan Parties”) and are secured by a first priority lien on substantially all of the Loan Parties’ assets (subject to certain customary exceptions).

Covenants and Representations and Warranties

The Credit Agreement contains customary affirmative covenants (including reporting obligations) and negative covenants and requires the Borrowers and, in some cases, Holdings LLC to make customary representations and warranties. With respect to the covenants, these restrictions include, among other things and subject to certain exceptions, limitations on the ability of the Borrowers and their subsidiaries and, in some cases, Holdings LLC to:

•	incur or guarantee additional indebtedness;
•	create or maintain liens;
•	pay dividends or make other distributions in respect of equity interests, or redeem, purchase or retire equity interests;
•	make payments in respect of subordinated debt;
•	make investments, loans, advances, guarantees or acquisitions;
•	consolidate, merge, liquidate or dissolve;
•	dispose of assets;
•	enter into transactions with affiliates; and
•	materially alter the business conducted by the Borrowers and their subsidiaries.

The Revolving Facilities also include a springing financial covenant that will be tested only if the revolving credit exposure exceeds 40% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter (which calculation will exclude (i) up to $65.0 million of undrawn letters of credit and cash collateralized letters of credit and (ii) up to $25.0 million of Primary Revolving Facility Loans or Thai Baht Revolving Facility Loans borrowed after the effective date of the Credit Agreement to fund acquisitions or other investments or capital expenditures). If such condition is met, the financial covenant requires the U.S. Borrower to maintain, as of the last day of such fiscal quarter, a First Lien Net Leverage Ratio not to exceed 8.50 to 1.00.

The Term Facility does not include a financial covenant.

Events of Default

The Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, non-payment of material judgments, material ERISA-related events and change of control. If an event of default occurs, the lenders will be entitled to exercise various remedies, including accelerating the loans and terminating the commitments under the Credit Agreement, foreclosing on collateral and other remedial actions available to a secured creditor. Failure to pay certain amounts owing under our Credit Agreement may result in an increased interest rate equal to 2.00% per annum plus the applicable interest rate for such outstanding loans.

Financial Advisor

As consideration for the services provided by BDT & MSD as a financial advisor in connection with our entry into the Credit Agreement, we incurred arrangement fees of approximately $5.2 million for the year ended December 31, 2024.

Asset Backed Facilities

Securitized Receivables Financing

The Company maintains a trade receivables securitization facility. Alliance Laundry Trade Receivables LLC (“ALTR LLC”), a special-purpose bankruptcy remote subsidiary of the Company, is party to a $120.0 million revolving credit facility that is secured by trade receivables originated by Alliance Laundry Systems and sold to ALTR LLC (the “Asset Backed Trade Receivables Facility”). PNC Bank, National Association is the committed purchaser and lender. The Asset Backed Trade Receivables Facility is due to expire on May 1, 2028.

ALTR LLC finances the acquisition of trade receivables from Alliance Laundry Systems through borrowings under the Asset Backed Trade Receivables Facility in the form of funding notes which are limited to an advance rate of approximately 75%.

The risk of loss to the trade receivables under the Asset Backed Trade Receivables Facility resulting from default or dilution on trade receivables is mitigated by credit enhancement provided by Holdings LLC in the form of over-collateralization.

Under the Asset Backed Trade Receivables Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily 1-month SOFR rate plus a margin of 110 basis points. The lender also earns an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.

Unless extended, after May 1, 2028, ALTR LLC will not be permitted to request new borrowings, and the outstanding borrowings will amortize over 180 days with any remaining balance due at maturity.

Additional advances under the Asset Backed Trade Receivables Facility are subject to certain continuing conditions, including: (i) satisfaction of a borrowing base calculation, which applies reserves and concentration limits; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, ALTR LLC or the receivables pool.

All the residual beneficial interests in ALTR LLC and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Trade Receivables Facility will accrue to the benefit of the Company.

Securitized Equipment Financing

The Company maintains an internal financing organization primarily to assist end-user laundromat locations in financing company-branded equipment through the Company’s distributors. The financing organization originates and administers the sale of equipment financing receivables. Under this program, the Company sells certain equipment financing receivables to a special-purpose bankruptcy remote subsidiary, which in turn transfers them to a trust. The special-purpose subsidiary and trust are party to a revolving credit facility that is secured by the equipment financing receivables (the “Asset Backed Equipment Facility”). On December 29, 2025, the Company entered into an agreement to convert the lender uncommitted amount of $30.0 million, which increased the lender committed amount under the Asset Backed Equipment Facility from $500.0 million to $530.0 million. On August 12, 2026, the Company entered into an amendment to the Asset Backed Equipment Facility to increase the facility limit from a lender committed amount of $530.0 million to $600.0 million. The Amendment also provides that, subject to the satisfaction of customary conditions, including approval by the Administrative Agent and the agreement of one or more committed purchasers to increase their commitments, the Company may request additional increases in the facility limit in an aggregate amount of up to $100.0 million, resulting in a maximum facility limit of $700.0 million. PNC Bank, National Association and Fifth Third Bank, National Association are the committed purchasers and lenders. The Asset Backed Equipment Facility is due to expire on August 10, 2029.

The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 89%.

Additional advances under the Asset Backed Equipment Facility are subject to certain continuing conditions, including: (i) satisfaction of eligibility criteria and covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment financing receivables held by the trust, as well as concentration limits and other pool composition requirements; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information by Alliance Laundry Systems as servicer; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, the trust or the receivables pool.

The risk of loss to the note purchasers under the Asset Backed Equipment Facility resulting from default or dilution on equipment financing receivables is mitigated by credit enhancement provided by Alliance Laundry Systems in the form of cash reserves and over-collateralization. Alliance Laundry Systems also retains the servicing rights and receives a monthly servicing fee for the equipment financing receivables sold at a 1.00% annual rate of the aggregate balance of such equipment financing receivables.

Under the Asset Backed Equipment Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily simple SOFR rate plus a margin of 120 basis points. The lenders also earn an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.

Unless extended, after August 10, 2029, the trust will not be permitted to request new borrowings, and the outstanding borrowings will amortize over a period of two and a half years with any remaining balance due at maturity. The equipment financing receivables typically have interest rates ranging primarily from Prime plus 0.0% to Prime plus 5.50% for variable rate equipment financing receivables and 3.75% to 10.50% for fixed-rate equipment financing receivables. The average interest rate for all equipment financing receivables at June 30, 2026 was 8.37% with terms ranging primarily from three years to twelve years. The weighted-average remaining expected life of equipment financing receivables held by the trust was approximately 3.44 years at June 30, 2026. All equipment financing receivables allow the holder to prepay outstanding principal amounts without penalty.

Alliance Laundry Systems earns a margin spread on the equipment financing receivables, which is recognized as part of EBITDA. The net interest income and servicing fees generated from the equipment financing receivables, after deducting the interest expense and fees paid by the trust under the facility, are included in the Company’s consolidated EBITDA. This margin reflects the difference between the interest rates charged to end customers on the equipment financing receivables and the lower funding costs incurred by the trust under the facility.

All the residual beneficial interests in the trust and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Equipment Facility will accrue to the benefit of the Company. The Company provides no support or recourse for the risk of loss relating to default on the assets transferred to the trust except for retained interests and credit enhancement customary for transactions of this nature.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and relevant sections of the Delaware General Corporation Law (“DGCL”) are summarized below and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws as well as to the relevant provisions of the DGCL.

Authorized Capital Stock

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of our common stock are entitled to one vote per share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Our common stockholders are not entitled to cumulative voting in the election of directors.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.

All shares of our common stock are fully paid and non-assessable. Holders of our common stock have no preemptive, subscription or redemption rights. There is no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

No shares of preferred stock are issued or outstanding. Our Board of Directors has the authority, subject to the limitations imposed by Delaware law and the NYSE’s listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

There are no current agreements or understandings with respect to the issuance of preferred stock and our Board of Directors has no present intentions to issue any shares of preferred stock.

Registration Rights

We are party to a Registration Rights Agreement with our principal stockholder. The Registration Rights Agreement provides our principal stockholder with certain registration rights as described below.

Demand Registration Rights

Subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our principal stockholder may require that we register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all shares of common stock constituting registrable securities that they request be registered at any time so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $25,000,000.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan or a corporate reorganization or other Rule 145 transaction), our principal stockholder is entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

Shelf Registration Rights

If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of our initial public offering, our principal stockholder has the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions. We will undertake in the Registration Rights Agreement to use our reasonable best efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of common stock held by our principal stockholder. The Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to our principal stockholder as a result of a failure to register, or delays with respect to the registration of, the registrable securities.

Assignment; Expenses and Indemnification

In connection with the transfer of their registrable securities, our principal stockholder may assign certain of its rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify our principal stockholder and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, our Stockholders Agreement and Applicable Law

Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, our Stockholders Agreement and the DGCL may discourage or make more difficult a takeover attempt that a stockholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our stockholders, and outweigh any potential disadvantage of discouraging those proposals.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws provide that, following the time when our principal stockholder no longer maintains beneficial ownership of at least 40% of the aggregate outstanding shares of our common stock, the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of our certificate of incorporation, including provisions relating to the size of the Board of Directors, classification of the Board of Directors, election and removal of directors, cumulative voting, special meetings, actions by written consent, indemnification and exculpation, waiver of corporate opportunities, jurisdiction and exclusive forum, and business combinations, and to amend, alter, change or repeal our bylaws. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares of Capital Stock

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to the applicable provisions of the DGCL and rules of the NYSE. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.

Election and Removal of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors shall consist of not less than five nor more than thirteen directors. We are party to the Stockholders Agreement with our principal stockholder that provides that, so long as the principal stockholder beneficially owns at least 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder is able to designate a majority of the nominees for election to our Board of Directors. So long as the principal stockholder beneficially owns at least 10% but less than 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder has the right to nominate a percentage of the authorized number of directors equal to the principal stockholder’s ownership of our outstanding common stock (rounded up to the nearest whole director). In addition, so long as the principal stockholder beneficially owns at least 25% of the outstanding shares of our common stock, the principal stockholder has the right to appoint and remove the chairman of our Board of Directors and the lead independent director, if any.

In addition, our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Following the time when the Majority Ownership Threshold is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed from office with the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class, and, for so long as our Board of Directors remains classified, only for cause. This requirement of a supermajority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Our amended and restated certificate of incorporation also provides that, subject to the Stockholders Agreement and the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board may be nominated by the Chair and will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called at any time by our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer and, until the Majority Ownership Threshold is no longer met, holders of a majority of the total voting power of our outstanding shares of common stock. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Except as described above, our stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance Notification Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to the principal stockholder until the Majority Ownership Threshold is no longer met. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that, following the time that the Majority Ownership Threshold is no longer met, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Section 203 of the Delaware General Corporation Law

Our amended and restated certificate of incorporation contains a provision opting out of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, an asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. However, our amended and restated certificate of incorporation contains similar provisions to Section 203 of the DGCL providing that we may not engage in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation provides that our principal stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (1) derivative actions or proceedings brought on behalf of the Company, (2) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (3) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, (4) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or bylaws or (5) actions asserting a claim against the Company governed by the internal affairs doctrine, may be brought only in specified courts in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Corporate Opportunities

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by law, the application of the doctrine of corporate opportunity or any other analogous doctrine, with respect to the principal stockholder and our directors who are not employed by us or our subsidiaries, and their respective affiliates. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the principal stockholder and any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates do not have any duty to (1) refrain from engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage, (2) present such opportunity to us before otherwise engaging in it or offering it to another entity, unless such opportunity was offered to any of our directors in his or her capacity as our director or (3) refrain otherwise from competing, directly or indirectly, with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that the principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or herself or their or his or her affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors or officers, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (1) any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in the case of directors, any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL or (4) any transaction from which the director or officer derived an improper personal benefit. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his or her duty of care.

Our amended and restated certificate of incorporation provides for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director, officer, employee, agent or trustee of another entity or enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we have entered into customary indemnification agreements with each of our executive officers and directors pursuant to which we have agreed to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “ALH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A. The transfer agent’s address is 150 Royall St, Canton MA 02021 and the telephone number is 1-800-736-3001.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, all of our common stock outstanding is subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we will have a total of 195,490,392 shares of common stock outstanding. Of these shares, the shares sold in this offering (or shares if the underwriters exercise their option to purchase additional shares of common stock from the principal stockholder in full) will be, and the 43,195,120 shares sold in the IPO are, freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. Generally, the balance of our outstanding shares of common stock not held by the public will also be “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Subject to the provisions of Rule 144, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 under the Securities Act, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Incentive Plans

We have registered the shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals and the resale of those shares of common stock on Form S-8, which became effective upon filing. Accordingly, such shares of common stock so registered are freely tradable.

Registration Rights Agreement

In connection with our initial public offering, we entered into a Registration Rights Agreement with our principal stockholder. The Registration Rights Agreement provides our principal stockholder with certain registration rights whereby our principal stockholder can require us to register under the Securities Act shares of our common stock. See “Description of Capital Stock-Registration Rights” for additional information regarding these registration rights.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder”. A “Non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including estate tax, alternative minimum tax and Medicare contribution tax consequences, and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

You should consult a tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign jurisdiction.

Dividends

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces your adjusted tax basis in our common stock, but not below zero, and to the extent the amount of the distribution exceeds your adjusted tax basis in our common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “-Gain on Disposition of Common Stock”.

Except as described below, dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate. In order to obtain a reduced rate of withholding under an applicable tax treaty, a Non-U.S. Holder generally will be required to timely provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the tax treaty.

Dividends paid to you that are “effectively connected” with your conduct of a trade or business within the United States (and are attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty), will not be subject to U.S. federal withholding tax if you provide a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. federal income tax as if you were a United States person as defined under the Code. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions below under “-Backup Withholding and Information Reporting” and “-FATCA Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States (and is attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty) in which case the gain will be subject to U.S. federal income tax generally in the same manner as “effectively connected” dividend income as described above;
•	you are an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower tax treaty rate); or
•	we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (1) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs or (2) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

FATCA Withholding

Pursuant to Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on payments of dividends on and the gross proceeds of dispositions of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) unless various information reporting and due diligence requirements have been satisfied or an exemption from these rules applies. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return.

Although FATCA withholding generally could apply to gross proceeds on the disposition of our common stock, proposed Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form. You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

Backup Withholding and Information Reporting

Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a tax treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING (CONFLICTS OF INTEREST)

BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our principal stockholder and the underwriters, the principal stockholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the principal stockholder, the number of shares of common stock set forth opposite its name below. We are not selling any shares of common stock under this prospectus.

Underwriters	Number of Shares
BofA Securities, Inc.	6,939,529
J.P. Morgan Securities LLC	6,939,529
Robert W. Baird & Co. Incorporated	1,139,818
BDT & MSD Partners, LLC	1,139,818
BMO Capital Markets Corp.	1,139,818
Citigroup Global Markets Corp.	1,139,818
Goldman Sachs & Co. LLC	1,139,818
Morgan Stanley & Co. LLC	1,139,818
UBS Securities LLC	1,139,818
CIBC World Markets Corp.	230,739
Fifth Third Securities, Inc.	230,739
PNC Capital Markets LLC	230,738

Total	22,550,000

Subject to the closing of this offering, we intend to purchase from the underwriters 3,298,704 shares of our common stock at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder. The underwriters will not receive any compensation for the shares of our common stock being repurchased by us. There can be no assurance that the Share Repurchase will be completed. The completion of this offering is not conditioned upon the completion of the Share Repurchase. See “Prospectus Summary — Share Repurchase”.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the principal stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives initially propose to offer the part of the shares of common stock that are not subject to the Share Repurchase to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.7638 per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the principal stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option (2)	With Option (2)
Public offering price	$23.50	$452,405,456.00	$531,894,206.00
Underwriting discount to be paid by our principal stockholder (1)	$.7638	$14,704,139.88	$17,287,693.38
Proceeds, before expenses, to our principal stockholder	$22.7362	$437,701,316.12	$514,606,512.62

(1) The underwriters will not receive any discount or commission on the shares of our common stock we repurchase from the underwriters in the Share Repurchase.

(2) The shares of our common stock that we expect to repurchase from the underwriters pursuant to the Share Repurchase will be repurchased at a price per share equal to the price per share at which the underwriters will purchase shares of our common stock from the principal stockholder and are excluded from the calculation of these columns.

The expenses of this offering, not including the underwriting discount, are estimated at $1,445,000 and are payable by us. We have agreed to reimburse the underwriters for certain expenses, including those related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”), in an amount not to exceed $50,000.

Option to Purchase Additional Shares

The principal stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 3,382,500 shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, certain senior employees that are not executive officers and certain former directors, and BDTBH, the funding vehicle through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective interests, which collectively owned approximately 76.3% of our outstanding common stock prior to this offering, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant to purchase any common stock;
•	lend or otherwise transfer or dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	exercise any right with respect to the registration of any common stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act;
•	enter into any hedging, swap, loan or any other agreement or transaction (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined) that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedge, swap, loan or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or
•	publicly disclose the intention to do any of the foregoing described above.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

Our shares are listed on the NYSE under the symbol “ALH”.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

We, the principal stockholder and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we, the principal stockholder and the underwriters do not make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to Alliance Laundry Holdings, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus, it may have interests beyond customary underwriting discounts and commissions. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.

As a result, BDT & MSD is deemed to have a “conflict of interest” under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with Rule 5121(a)(1) of FINRA’s Conduct Rules. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121 and does not have a conflict of interest with us. BDT & MSD will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, BMO Capital Markets Corp. and UBS Securities LLC serve as agents, arrangers, bookrunners, lenders or issuing banks under our Credit Agreement (as defined in “Description of Certain Indebtedness”).

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:

(a)	where (i) the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(b)	to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expression "POATR" means the Public Offers and Admissions to Trading Regulations 2024.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act ("FinSA"):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no shares have been or will be offered or sold and no shares have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by King & Spalding LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Alliance Laundry Holdings Inc. appearing in Alliance Laundry Holdings Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2025, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits filed thereto. For further information about us and the common stock offered hereby, you should refer to the registration statement and the exhibits filed thereto, which are available on the website of the SEC referred to below. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file periodic and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at https://alliancelaundry.com/. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-42897):

•	our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 13, 2026;

•	our Quarterly Reports on Form 10-Q of the quarters ended March 31, 2026 and June 30, 2026, filed with the SEC on May 12, 2026 and August 13, 2026, respectively;

•	our Current Reports on Form 8-K filed with the SEC on June 2, 2026 and June 15, 2026;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2026; and

•	the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on October 7, 2025, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Alliance Laundry Holdings Inc., 221 Shepard Street, Ripon, Wisconsin, 54971, Attention: Investor Relations.

You also may access these filings on our website under the heading “Investors” at https://alliancelaundry.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

22,550,000 Shares

Alliance Laundry Holdings Inc.

Common Stock

Prospectus

BofA Securities                                         J.P. Morgan

Baird	BDT & MSD	BMO Capital Markets	Citigroup	Goldman Sachs & Co. LLC	Morgan Stanley	UBS Investment Bank

CIBC Capital Markets	Fifth Third Securities	PNC Capital Markets LLC

August 18, 2026